SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, March 18, 2022.

To

The Securities and Exchange Commission of Brazil (CVM)

Attn.:       Ana Lucia da Costa Pereira

Superintendence of Listing and Supervision of Issuers

B3 S.A. – Brasil, Bolsa, Balcão

c.c.: CVM – The Securities and Exchange Commission of Brazil

Mr. Fernando Soares Vieira – Superintendent of Company Relations

Mr. Francisco José Bastos Santos – Superintendence of Market and Intermediary Relations

Ref.:       Official Letter 272/2022-SLS - Braskem - Request for clarification on news published in the press

Dear Officer,

We refer to the Official Letter 272/2022-SLS ("Official Letter"), dated 03.17.2022, by which you request clarification from Braskem S.A. ("Braskem" or "Company"), as described below:

“Dear Sirs,

In an article published by the newspaper Valor Econômico on 03/17/2022, under the title “BTG sees a chance to join Braskem by buying debt”, it states, among other information, that:

1. BTG Pactual indirectly presented to Novonor, via command of Braskem, an interest in buying the holding company's debts with creditor banks, which have Braskem's shares as collateral

2. on another front, Novonor would be in conversations with rival companies and investment funds to discuss the sale of Braskem again.

We ask for clarification on the marked items, until 03/18/2022, with your confirmation or not, as well as other information considered important.”

1

In this regard, Braskem clarifies that it has not received any proposal from BTG Pactual regarding the possible interest in buying Novonor's debts from creditor banks, which have Braskem's shares as collateral.

Additionally, Braskem reinforces that it is not part of any discussions by its shareholders about the sale of its equity interest and is not aware of the information contained in the news object of this Official Letter, which is why it questioned Novonor on 03.17.2022, having it clarified the next:

“Dear Sirs,

We refer to your email dated 03.17.2022, through which you informed us about CVM Official Letter No. 272/2022-SLS, of 03.17.2022, and requested material information about the news published in Valor Econômico under the title “BTG sees a chance to join Braskem by buying debt”.

In response to the request, Novonor reiterates that, as is public knowledge, as a result of notifications and publications to the market under the terms of applicable relevant legislation, Novonor has initiated a process to sell its interest in Braskem, in compliance with commitments assumed with your creditors. This process is still in progress and Novonor considers all possible strategic alternatives for its realization, without any decision having been taken.

Despite the evaluation of options and structures, there are no material developments to date, which is why Novonor understands that there is no fact, on its part, that should be communicated to Braskem or the market.

Being what we had for the moment, we remain at your disposal for any additional clarifications necessary.

Sincerely"

São Paulo, March 18, 2022.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.